SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

March 11, 2011

Commission File Number: 333-130901

MACRO BANK INC.
(Exact name of registrant as specified in its Charter)

Sarmiento 447
Buenos Aires C1 1041
Tel: 54 11 5222 6500

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-    N/A

City of Buenos Aires, 11 March 2011.

To
Comisión Nacional de Valores (Argentine Securities Exchange Commission)
Mutual Funds Department
25 de Mayo 175
City of Buenos Aires

Re.: Relevant Event. Resolution No. 16471 and Resolution No. 16472, both dated December 9, 2010. Replacement of the depositary of the mutual funds known as “Galileo Argentina” and “Galileo Event Driven” (hereinafter collectively referred to as the “Funds” and each of them a “Fund”).

I, Luis Carlos Cerolini, in my capacity as attorney in fact of Banco Macro S.A. (hereinafter “Macro”) submits this letter to the Comisión Nacional de Valores (hereinafter referred to as the “Commission” or “CNV”) in connection with the matter of the reference.

In that regard, and in compliance with the provisions of subsection b.1) of Section 21, Chapter XI of the Rules & Regulations of the CNV (as revised in 2001), please be advised that the date on which we shall proceed to transfer the assets of the Funds and the documents involved in the replacement of the Funds’ depositary entity is March 14th, 2011.

We will submit at the proper time the transfer report provided for in subsection b.2) of Section 21, Chapter XI of the Rules and Regulations of the CNV (as revised in 2001) and the minutes of the Board of Directors’ meeting of Banco Macro S.A. approving the completion of such transfer proceedings.

Sincerely,

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: March 11, 2011

MACRO BANK INC.

By:	/s/ Luis Cerolini
Name: Luis Cerlini
Title: Director